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                            June 17, 2024

       Niran Baruch
       Chief Financial Officer
       AUDIOCODES LTD
       1 Hayarden Steet
       Airport City Lod 7019900, Israel

                                                        Re: AUDIOCODES LTD
                                                            Form 20-F for the
Year Ended December 31, 2023
                                                            Form 6-K furnished
May 7, 2024
                                                            File No. 000-30070

       Dear Niran Baruch:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2023

       Liquidity and Capital Resources, page 63

   1. Please provide a more informative discussion and analysis of cash flows from operating, investing and financing
activities, including changes in working capital components, for the periods presented.
In doing so, explain the underlying reasons and implications of material changes
between periods to provide investors with an understanding of trends and variability in cash
flows. Ensure that your disclosures are not merely a recitation of changes evident from
the financial statements. Refer to Item 303(a) of Regulation S-K and
                                                        SEC Release No.
33-8350.
 Niran Baruch
AUDIOCODES LTD
June 17, 2024
Page 2
Financial Statements
Notes to Consolidated Financial Statements
Note 2:- Significant Accounting Policies
i. Inventories, page F-14

2. You disclose that inventories are stated at the lower of cost or market. Please clarify if you recognize inventory at the lower of cost or market, or the lower of cost or net realizable value, and revise your disclosures accordingly. See ASC 330-10-35-1B. Form 6-K furnished May 7, 2024

Exhibit 99.1, page 8

3. We note your non-GAAP adjustments for "Lease expense" and "Deferred tax." Considering these expenses appear to represent normal and recurring operating
         expenses necessary to run your business, please tell us how you determined these adjustments were appropriate. If you believe these adjustments are in compliance with non-GAAP rules, please advise. Also tell us if your non-GAAP adjustments are presented on a net of tax basis. If so, revise to present the adjustments on a pre-tax basis with the income tax impact shown as a separate adjustment and clear disclosure of how the tax impact was calculated. Refer to Questions 100.01 and 102.11 of the Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.



FirstName LastNameNiran Baruch                                  Sincerely,
Comapany NameAUDIOCODES LTD
                                                                Division of
Corporation Finance
June 17, 2024 Page 2                                            Office of
Manufacturing
FirstName LastName